September 7, 2012

Via Electronic Mail

Ms. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2012
Filed on June 25, 2012
File No. 001-14948

Dear Ms. Shenk:

We refer to your letter dated August 15, 2012 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2012.

Set forth below is our response to your comments. To assist you in the reviewing process, we have reproduced the comments in bold type.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations — Fiscal 2012 Compared with Fiscal 2011

Other Income and Expenses, page 66

1.	You disclose that generally a weakening of the Japanese yen against other currencies has a positive effect on your revenues, operating income and net income and a strengthening of the Japanese yen against other currencies has the opposite effect. You further disclose that during fiscal 2012 the average exchange rate of the Japanese yen strengthened against the major currencies including the U.S. dollar and the euro compared with the average exchange rate of the prior fiscal year. In view of the preceding, please explain to us the factors that generated a foreign exchange gain in fiscal 2012 and caused the increase in the gain between fiscal 2012 and 2011, and expand your disclosure accordingly.

The Company’s Response

We acknowledge the Staff’s comment.

As the Staff has noted, we have indicated that a strengthening of the Japanese yen against other currencies will generally have a negative impact on revenues, operating income and net income. This is a reference to the impact of translation of financial statements of subsidiaries, equity affiliates, etc. that are prepared in accordance with their applicable functional currencies and translated into Japanese yen in accordance with the guidance in ASC 830-30-45. To illustrate, assume that our U.S. subsidiary had revenue, operating income and net income of U.S.$100, $40 and $15, respectively, in both 2011 and 2012. Using the average exchange rates of 85 yen and 79 yen per dollar disclosed on page 4 of our Form 20-F for fiscal years 2011 and 2012, respectively, we would have reported the following revenues, operating income and net income in 2011 and 2012 in Japanese yen in our consolidated financial statements: 8,500 yen, 3,400 yen and 1,275 yen for 2011, and 7,900 yen, 3,160 yen and 1,185 yen for 2012. Accordingly, our revenues, operating income and net income in this illustration declined by approximately 7% because of the strengthening of the Japanese yen simply due to the process of the translation.

Separate and distinct from the impact of the process of translation are foreign exchange transactional gains and losses that are disclosed net on the face of the income statement. As indicated in ASC 830-20-35, transactional gains and losses are a result of exchange rate changes between the functional currency and the currency in which a transaction is denominated. To illustrate, assume that the Japanese parent, whose functional currency is the Japanese yen, sold a car for U.S.$100 when the exchange rate was 85 yen per dollar. This would have translated into 8,500 yen. Assume, further, that the exchange rate declined to 79 yen per dollar by the time cash in dollars was collected with respect to the sale. In this illustration, we would have received the equivalent of 7,900 yen and would have recognized a 600 yen loss in the income statement. Likewise, had the transaction not settled on the balance sheet date and the exchange rate had declined to 79 yen per dollar, we also would have recognized a 600 yen foreign exchange loss.

The determination of transactional gains and losses is made in accordance with the guidance in ASC 830-20-40. Given Toyota’s global breadth, these transactional gains and losses can be recognized by many subsidiaries involving a multitude of different currencies. We also enter into forward foreign currency contracts that are designed to reduce the volatility of exchange rate changes.

To the extent material, we will disclose the major causes of the foreign exchange gains or losses in future filings.

Critical Accounting Estimates

Product Warranties and Recalls and Other Safety Measures, page 80

2.	You accrue for the costs of recalls and other safety measures at the time of vehicle sale based on the amount estimated from historical experience with consideration of individual occurrences of recalls and other safety measures. Please explain to us and disclose how the individual occurrences are factored into the provision recorded during the period and the liability recorded at the end of the period. In connection with this, explain how experience (actual costs incurred, changes in estimates, etc.) with recalls and other safety measures actually encountered during a fiscal period are reflected in the amount of the provision and liability recorded, and the factors that may cause a difference in the amount recorded based on actual experience from the amount accrued at the time of sale.

The Company’s Response

We acknowledge the Staff’s comment.

How Toyota makes provision for recalls and other safety measures

We estimate and accrue the provision for the future cost of recalls and other safety measures based on the historical average repair cost per unit (i.e., historical actual cost of recalls and other safety measures divided by the subject vehicle unit sales), giving consideration to the pattern of payment occurrence on a quarterly basis. The accumulated amount of historical repair cost paid is deducted from the total provision for the future cost of recalls and other safety measures.

The relation between individual recalls and the provision

We accrue the comprehensive provision for the cost of future recalls and other safety measures at the time of vehicle sale.

As part of the comprehensive process of provision estimation, the actual cost of individual recalls and other safety measures is included as a component of the calculation of the historical repair cost per unit and the pattern of payment occurrence. Thus, an individual recall does not impact the income statements when it occurs; rather, at the end of each quarter, any recall is considered in continuously adjusting the estimates used to determine the liability and the resulting provision, which impact the income statements.

The relation between actual payment occurrence and the provision, and the factors that may cause a difference between the amount accrued and actual payment amount

Actual payment on individual recalls and other safety measures during a fiscal period may influence both the average repair cost per unit and the pattern of payment occurrence and has the possibility to affect the per vehicle provision for the cost of future recalls and other safety measures when we update the estimate each fiscal quarter.

Factors that may cause a difference between the amount accrued at the time of vehicle sale and actual payment on individual recalls and other safety measures include 1) actual cost of recalls and safety measures during the period being significantly different from the historical average repair cost per unit (generally comprised of parts and labor), and 2) the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past. These preceding two factors are considered as part of our estimation process for future recalls and other safety measures.

In future filings, we will expand the current disclosure by incorporating the following two paragraphs:

“As part of the comprehensive provision estimation process, the actual cost of individual recalls and other safety measures is included as a component of the calculation of the historical repair cost per unit and the pattern of payment occurrence. Thus, an individual recall does not impact the income statements when it occurs; rather, at the end of each quarter, any recall is considered in continuously adjusting the estimates used to determine the liability and the resulting provision, which impact the income statements.

Factors that may cause a difference between the amount accrued at the time of vehicle sale and actual payment on individual recalls and other safety measures include 1) actual cost of recalls and safety measures during the period being significantly different from the historical average repair cost per unit (generally comprised of parts and labor), and 2) the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past. These preceding two factors are considered as part of our estimation process for future recalls and other safety measures.”

5.B Liquidity and Capital Resources, page 85

3.	Please quantify the factors indicated for the variances in each of operating, investing and financing activities.

The Company’s Response

Net cash provided by operating activities decreased by 571.5 billion yen to 1,452.4 billion yen in fiscal 2012 from 2,024.0 billion yen in fiscal 2011. The decrease was due mainly to reduction in cash collection received from sale of products due to a decrease in net revenue of 410.0 billion yen, partially offset by operating activities resulted from a decrease in cash payment to suppliers attributable to a decrease in cost of products sold and cost of financing operation of 226.7 billion yen.

For further information, please refer to our response below to comment No.5.

Net cash used in investing activities decreased by 673.6 billion yen to 1,442.6 billion yen in fiscal 2012 from 2,116.3 billion yen in fiscal 2011. The decrease in net cash used in investing activities mainly resulted from a decrease in purchases of marketable securities and security investments of 1,248.1 billion yen, partially offset by a decrease in sales and maturity of marketable securities and security investments of 859.3 billion yen.

Net cash used by financing activities was 355.3 billion yen in fiscal 2012, compared with net cash provided by financing activities of 434.3 billion yen in fiscal 2011, a year-on-year decrease of 789.6 billion yen. The decrease in net cash provided by or used in financing activities mainly resulted from decreased proceeds from issuance of long-term debt of 536.6 billion yen and increased payments with respect to long-term debt of 377.9 billion yen.

We will provide comparative analyses of variances in each of operating, investing and financing activities in future filings.

4.	Please provide a comparative analysis of variances in each of operating, investing and financing activities between the earliest two periods presented in the statement of cash flows, for example, between fiscal 2011 and fiscal 2010.

The Company’s Response

Net cash provided by operating activities decreased by 534.5 billion yen to 2,024.0 billion yen in fiscal 2011 from 2,558.5 billion yen in fiscal 2010. The decrease was due mainly to an increase in cash payment to suppliers attributable to the increase in cost of products sold of 14.2 billion yen and cash payments for income tax of 418.7 billion yen, partially offset by an increase in cash collection received from sale of products due to an increase in net revenue of 42.7 billion yen.

Net cash used in investing activities decreased by 733.8 billion yen to 2,116.3 billion yen in fiscal 2011 from 2,850.1 billion yen in fiscal 2010. The decrease in net cash used in investing activities mainly resulted from an increase in sales and maturity of marketable securities and security investments of 2,607.4 billion yen, partially offset by an increase in purchases of marketable securities and security investments of 2,009.6 billion yen.

Net cash provided by financing activities was 434.3 billion yen in fiscal 2011, compared with net cash used by financing activities of 277.9 billion yen in fiscal 2010. The increase in net cash provided by financing activities mostly resulted from an increase in short-term borrowings of 497.6 billion yen and decrease in payments with respect to long-term debt of 448.5 billion yen.

We will provide comparative analyses of variances in each of operating, investing and financing activities between the earliest two periods presented in the statement of cash flows in future filings.

5.	You explain that the decrease in net cash provided by operating activities in fiscal 2012 compared to fiscal 2011 is due to a reduction in cash collection received from sale of products due to a decrease in net revenue for the automotive operations, partially offset by operating activities resulted from a decrease in cash payment to suppliers attributable to a decrease in cost of products sold in the automotive operations. This gives the impression that the variance in net cash flows of operating activities is due to a variance in the gross profit (net revenues less cost of products sold) realized on sales in automotive operations between fiscal 2012 and 2011. However, the variance in the amount of gross profit for products sold as reported on the statement of income (which we note includes more than just automotive operations) between these two fiscal years does not appear to support the variance in net cash of operating activities. Please expand your disclosure to clarify all factors directly affecting cash from operating activities between these two fiscal years and provide us with a copy of your intended revised disclosure.

The Company’s Response

We acknowledge the Staff’s comments. We intend to disclose the following information in future filings to the extent material:

“Net cash provided by operating activities decreased by 571.5 billion yen to 1,452.4 billion yen for fiscal 2012, compared with 2,024.0 billion yen for the prior fiscal year.

This decrease can mainly be explained by a) a decrease in the amount of gross profit (net revenues less cost of products sold including financial operations) by 183.2 billion yen to 2,195.0 billion yen for fiscal 2012, compared with 2,378.3 billion yen for the prior fiscal year, and b) an increase in operating assets such as accounts and notes receivable, inventories, and other receivable increased by approximately 1,580.4 billion yen, partially offset by the 1,192.9 billion yen increase in operating liabilities such as accounts payable compared with the prior year.

This increase in operating assets was due mainly to the Great East Japan Earthquake that occurred on March 11, 2011 and its aftermath. After the earthquake, Toyota temporarily suspended some of its operation, which reduced our production in late March 2011 and temporarily caused a low level of vehicles inventories in fiscal 2011. In fiscal 2012, as the volume of production and sales recovered, these assets and liabilities also increased.”

For the Staff’s reference, the following table provides a summary of factors affecting cash from operating activities for fiscal years 2010 through 2012.

B/S amount	As of March 31, 2010 (1)	As of March 31, 2011 (2)	As of March 31, 2012 (3)
Trade accounts and notes receivables	1,886,273	1,449,151	1,999,827
Inventories	1,422,373	1,304,242	1,622,282
Other receivables	360,379	306,201	408,547
Accounts payable	1,956,505	1,503,072	2,242,583

B/S variances	Difference 2011 vs 2010 (4)=(2)–(1)	Difference 2012 vs 2011 (5)=(3)–(2)	Difference (5)–(4)	Impact on C/F
Trade accounts and notes receivables	-437,122	550,676	987,798	-987,798
Inventories	-118,131	318,040	436,171	-436,171
Other receivables	-54,178	102,346	156,524	-156,524

Assets total				-1,580,493

Accounts payable	-453,433	739,511	1,192,944	1,192,944

Liabilities total				1,192,944

5. F Tabular Disclosure of Contractual Obligations, page 92

6.	As the contractual obligations table is for the purpose of increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of your interest cash requirements.

The Company’s Response

We acknowledge the Staff’s comments.

Short-term borrowings and long-term debt in the contractual obligations table represent future principal payments and do not include amounts for interest payable in the future. As the Commission noted in 2010 in Financial Reporting Release No.83, there is wide diversity in practice in preparing the table, including with respect to inclusion of interest payments.

The Release indicated that companies should present the information in the manner they believe is most meaningful and provide explanations as appropriate.

We consider future interest to be representative of the time value of money and do not consider it to be a contractual obligation, contingent liability or a commitment until such time as the interest payment has become due. We thus believe that future interest should not be included in the table as of the most recent balance sheet date.

In future filings, we will disclose that the amount relating to debt and borrowings is exclusive of interest.

Item 7. B Related Party Transactions, page 103

7.	You state that you believe that all of your purchase and sales transactions with equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated were arm’s-length transactions. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Please revise to either substantiate your belief or remove this assertion as appropriate.

The Company’s Response

We acknowledge the Staff’s comment. We respectfully note that the use of the word “believes” was not intended to indicate that Toyota presumes (without investigation) that the transactions were carried out on an arm’s-length basis. Rather, we intended to indicate that the terms and conditions of the transactions are terms and conditions that Toyota judges to be “arm’s-length”. Toyota maintains a policy of executing any related party agreements to which it is a party on terms that it deems to be “arm's-length”. We will, however, remove this assertion from our future filings.

Item 18. Financial Statement

Notes to Consolidated Financial Statements

Note 16. Income taxes, page F-36

8.	At March 31, 2012, you reported a deferred tax asset valuation allowance of ¥309,268 million and deferred tax assets for operating loss and tax credit carryforwards of ¥337,992 million and ¥108,426 million, respectively. You disclose that the valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards. You further disclose that as of March 31, 2012, the parent company and its national tax filing group in Japan are in a cumulative pre-tax loss position in recent years, and you have concluded there is sufficient positive evidence to overcome the negative evidence of this cumulative pre-tax loss to realize the deferred tax assets prior to the expiration of operating loss carryforwards in 2021. Based on this conclusion, please explain to us your basis for the amount of the valuation allowance at March 31, 2012. In so doing, tell us and quantify the respective deferred tax assets to which the valuation allowance relates and the valuation allowance associated with each deferred tax asset. To the extent that varying jurisdictional considerations materially impact the determination of the amount of the valuation allowance and aids in supporting the total amount of the valuation allowance, please detail the deferred tax assets and related valuation allowances by applicable tax jurisdictions (domestic, foreign, material country or material component thereof).

The Company’s Response

We acknowledge the Staff’s comments.

The valuation allowance at March 31, 2012 of 309,268 million yen relates to a number of different deferred tax assets that were presented in note 16 on Page F-37 of our financial statements. Specifically it consists of operating loss carryforwards relating to major subsidiaries of approximately 70 billion yen, tax credit carryforwards of approximately 100 billion yen, and other valuation allowance of approximately 139 billion yen.

In all jurisdictions we applied the more-likely-than-not criteria in ASC 740 in determining the realizability of the deferred tax asset in evaluating if a valuation allowance was necessary.

The valuation allowance relating to the operating loss carryforwards is primarily split between subsidiaries in Japan excluding the national tax paying group and our other foreign subsidiaries recognizing operating loss carryforwards. Toyota has approximately 260 billion yen of operating loss carryforwards that we believe is realizable, taking into consideration all available evidence. Of this amount, approximately half of them relate to the parent company and its national tax paying group, which is effective until 2021, and are in a position that we judge that it is more likely than not to realize those tax losses due to the sufficient positive evidence of the recovery of operating result in the second half of fiscal year, future forecasted taxable income in the fiscal year 2013 and beyond and effective tax planning strategies. The other half relates to various non-Japanese subsidiaries.

The vast majority of the tax credit loss carryforwards relate to the parent company and its national tax paying group in Japan and the valuation allowance is needed as they are less in position that is more-likely-than-not to be realized prior to the expiration of carryforwards in years 2013 to 2015 which is much shorter than that of operating loss carryforwards.

“Other” valuation allowance mainly relates to the other deferred tax assets in Japanese and non-Japanese subsidiaries excluding the national tax paying group, which are generally the subsidiaries in a cumulative pre-tax loss position recognizing operating loss carryforwards. We do not expect to realize any of the deferred tax assets.

Note 25. Per share amounts, page F-72

9.	We note that certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share. Please revise to disclose the number of options that were excluded from each period presented. Refer to FASB ASC 260-10-50-1c for further guidance.

The Company’s Response

We acknowledge the Staff’s comments.

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2010, 2011 and 2012 were 13,717 thousand shares, 12,403 thousand shares and 12,530 thousand shares, respectively. These amounts represent less than 0.5% of our outstanding shares. However, we will provide the above-mentioned disclosure in future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Takahiko Ijichi
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

cc:	Aamira Chaudhry (Securities and Exchange Commission)

Doug Jones (Securities and Exchange Commission)

Masahisa Ikeda (Shearman & Sterling LLP)

Katsunori Sasayama (PricewaterhouseCoopers Aarata)